Exhibit 2.1.3

Amended Acquisition Agreement for Henan Province

Suixian Senior High School Branch

To promote the development of Suixian education career, Suixian People’s Government, Suixian Senior High School (“School”) and Beijing Frank Education Investment and Management Co, Ltd (“Company”) entered into the acquisition agreement. The Parties entered into Acquisition Agreement for Henan Province Suixian Senior High School Branch on August 17, 2005 and Confirmation Letter on December 2, 2008(“Original Agreements”).

To satisfy the needs of running school, the Parties of Original Agreements executed this Amended Agreement. Through friendly negotiation, the Parties reach the following terms:

1.	The total asset of school is RMB109, 110,400, among which the net asset is RMB 45,294,700. Delete the following contents of Item 1 of Article 5 of Chater 3 “Suixian People’s Government and Beijing Frank Education Investment and Management Co, Ltd agree to hand over the assets of Suixian School (Branch) including the land use right, buildings of school and Facilities &Services to an international independent accounting firm for the asset appraisal. The assets of old area of Suixian School will not be included in the appraisal” and Item 1 and Item 2 of Article 6 of Charter 3.

2.	The running balance of old area of School shall belong to the Branch of Suixian Senior High School.

3.	The Company shall accept all the teachers staff in the list of School before September 30, 2008, and shall record in the County Financial Bureau.

4.	If the Acquisition can not continue because of force majeure or other accidental reasons, the salaries and other welfares of all the teachers staff in the financial list of School before September 30, 2008 shall still be assumed by Suixian People’s Government.

5.	Except the above amendments, the other terms of Original Agreements keep unchanged.

Suixian People’s Government (Chop)	Suixian Senior High School (Chop)

Beijing Frank Education Investment and Management Co, Ltd (Chop)

May 22, 2009

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